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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 19)*

                  ZENITH NATIONAL INSURANCE CORP.
                        (Name of Issuer)

             Common Stock, par value $1.00 per share
                 (Title of Class of Securities)

                            989390109
                         (CUSIP Number)

   Howard E. Steinberg, Senior Vice President and General Counsel
             Reliance Financial Services Corporation
    Park Avenue Plaza, New York, New York  10055 (212) 909-1100
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            See Item 5
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         SCHEDULE 13D

CUSIP No. 989390109                  Page         of         Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Reliance Financial Services Corporation
     IRS Employer's Identification Number: 51-0113548

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     /X/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


               7    SOLE VOTING POWER
NUMBER OF           6,574,445
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              6,574,445
WITH
               10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,574,445



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.2%

14   TYPE OF REPORTING PERSON*

     HC

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1.   Security and Issuer.

This statement relates to the common stock, $1.00 par value per share (the "Security") of Zenith National Insurance Corp. (the "Issuer"), whose principal executive offices are located at 21255 Califa Street, Woodland Hills, CA 91367-5021. In accordance with Section 101 of Regulation S-T, this statement restates the Schedule 13D and all amendments thereto filed by Reliance Financial Services Corporation, a Delaware corporation ("Reliance Financial"), in respect of the Security prior to the date hereof.

ITEM 2.   Identity and Background.

This statement is filed by Reliance Financial. Reliance Financial owns all of the common stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries and its title insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance, as well as title insurance. All of the common stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 46.1% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of such stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, New York, New York 10005.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

Name and Business Address             Position with Reliance Financial and
                                      Principal Occupation


Saul P. Steinberg                     Chairman of the Board, Chief
Reliance Group Holdings, Inc.         Executive Officer and Director,
Park Avenue Plaza                     Reliance Financial and RGH
New York, New York 10055

Robert M. Steinberg                   President, Chief Operating Officer
Reliance Group Holdings, Inc.         and Director, Reliance Financial and
Park Avenue Plaza                     RGH; Chairman of the Board and Chief
New York, New York 10055              Executive Officer, RIC

George E. Bello                       Executive Vice President, Controller
Reliance Group Holdings, Inc.         and Director, Reliance Financial and
Park Avenue Plaza                     RGH
New York, New York 10055

Lowell C. Freiberg                    Senior Vice President, Chief
Reliance Group Holdings, Inc.         Financial Officer and Director,
Park Avenue Plaza                     Reliance Financial and RGH
New York, New York 10055

Henry A. Lambert                      Senior Vice President--Real Estate
Reliance Group Holdings, Inc.         Investments and Operations, Reliance
Park Avenue Plaza                     Financial and RGH; President and
New York, New York 10055              Chief Executive Officer, Reliance
                                      Development Group, Inc.

Dennis J. O'Leary                     Senior Vice President--Taxes,
Reliance Group Holdings, Inc.         Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Fred M. Schriever                     Senior Vice President, Reliance
RCG International, Inc.               Financial and RGH; Chairman of the
111 West 40th Street                  Board and President, RCG
New York, New York 10018              International, Inc.

Philip S. Sherman                     Senior Vice President-- Group
Reliance Group Holdings, Inc.         Controller, Reliance Financial and
Park Avenue Plaza                     RGH
New York, New York 10055

Bruce L. Sokoloff                     Senior Vice President--
Reliance Group Holdings, Inc.         Administration, Reliance Financial
Park Avenue Plaza                     and RGH
New York, New York 10055

Howard E. Steinberg, Esq.             Senior Vice President, General
Reliance Group Holdings, Inc.         Counsel and Corporate Secretary,
Park Avenue Plaza                     Reliance Financial and RGH
New York 10055

                                       2

James E. Yacobucci                    Senior Vice President-- Investments
Reliance Insurance Company            and Director, Reliance Financial,

Park Avenue Plaza                     RGH and RIC
New York, New York 10055

George E. Baker                       Director, Reliance Financial and
WMS Industries                        RGH; Corporate Director/Advisor
3401 North California Avenue          various business enterprises
Chicago, Illinois 60618

Carter Burden                         Director, Reliance Financial and
William A.M. Burden & Co.             RGH; General Partner, William A. M.
10 East 53rd Street                   Burden & Co.; Chairman of the Board,
New York, New York 10022              CRB Broadcasting Corp.

Dennis A. Busti                       Director, Reliance Financial and
Reliance National                     RGH; President and Chief Executive
Risk Specialists, Inc.                Officer, Reliance National Risk
77 Water Street                       Specialists, Inc.
New York, New York 10005

Dr. Thomas P. Gerrity                 Director, Reliance Financial and
The Warton School                     RGH; Dean, the Warton School of the
University of Pennsylvania            University of Pennsylvania
Steinberg Hall- Dietrich Hall
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                      Director, Reliance Financial and
Jewell Jackson McCabe                 RGH; President, Jewell Jackson
Associates                            McCabe Associates
50 Rockefeller Plaza
Suite 46
New York, New York 10020

Irving Schneider                      Director, Reliance Financial and
Helmsley-Spear, Inc.                  RGH; Executive Vice President,
60 East 42nd Street                   Helmsley-Spear, Inc.
New York, New York 10165

Bernard L. Schwartz                   Director, Reliance Financial and
Loral Corporation                     RGH; Chairman of the Board, Chief
600 Third Avenue                      Executive Officer, Loral Corp.
New York, New York 10016

Richard E. Snyder                     Director, Reliance Financial and RGH;
c/o MacMillan Publishing              Business Consultant
866 Third Avenue
New York, New York 10022

                                       3

Thomas J. Stanton, Jr.                Director, Reliance Financial and RGH
240 South Mountain Avenue             Chairman Emeritus of National
Montclair, New Jersey 07042           Westminster Bank NJ



Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

The Securites are held for investment as part of the general investment portfolio of Reliance Insurance and the other corporations named herein. Subject to availability and price and subject to applicable laws and regulations, each such corporation may dispose of all or a portion of such Securities on terms and at prices determined by it.

Item 5.   Interest in Securities of the Issuer.

According to the Issuer's 10-Q for the three month period ended March 31, 1995, the number of shares of the Security outstanding has decreased to 18,682,000. As a result, the 6,574,445 Securities beneficially owned by Reliance Financial comprise approximately 35.2% of the Securities outstanding. Of the 6,574,445 shares of the Security beneficially owned by Reliance Financial, 6,496,225 shares are owned directly by RIC, 39,110 shares are owned directly by United Pacific Insurance Company

                                       4

of New York, an insurance subsidiary of RIC ("UPNY"), and 39,110 shares are owned directly by Reliance National Insurance Company of New York, an insurance subsidiary of RIC ("RNNY"). Each of the corporations listed above has sole voting and dispositive power over all of the shares directly owned by it.

None of Reliance Financial, UPNY or RNNY has effected a transaction in the Securities within the past 60 days.

Except for the foregoing, none of the persons included in Item 2 hereof owns beneficially or has the right to acquire more than an aggregate of 2,000 shares of the Security.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an Exemption granted to RIC from the Insurance Commissioner of California, unless RIC obtains the requisite consent or exemption under the California Insurance Code, RIC may not exercise any voting rights with respect to capital stock representing in excess of 28.7% of all the issued and outstanding stock of the Issuer entitled to vote. The Exemption was filed as an Exhibit to Amendment No. 5 to this Statement.

Item 7.   Material to be filed as Exhibits.

Exhibit 1. Exemption, dated September 12, 1985, granted by the California Insurance Commissioner (incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed in paper format).

                                       5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 5, 1995


RELIANCE FINANCIAL SERVICES CORPORATION


BY:   /s/ James E. Yacobucci
     ---------------------------------------
          James E. Yacobucci
          Senior Vice President- Investments


                                       6

EXHIBIT INDEX

Exhibit 1. Exemption, dated September 12, 1985, granted by the California Insurance Commissioner (incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed in paper format).

                                       7